MK Arizona Corp.

333 Sandy Springs Circle

Suite 223

Atlanta, Georgia 30328

May 13, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.

Registration Statement on Form S-4 (File No. 333- 153492)

Dear Mr. Kruczek:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), MK Arizona Corp. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-153492) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 5:30 P.M., Washington, D.C. time, on May 14, 2009, or as soon thereafter as practicable.

Furthermore, the Company acknowledges the following:

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should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

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the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MK Arizona Corp.

/s/ Bernard J. Tanenbaum III
Name:	Bernard J. Tanenbaum III
Title:	Chief Executive Officer